Contact

www.linkedin.com/in/dougburnett
(LinkedIn)
buena.org (Company)
onetreeplanted.org (Company)

Top Skills

Art Direction
Graphic Design
Typography

Languages

English (Native or Bilingual)
French (Limited Working)
Spanish (Full Professional)

Honors-Awards

Cannes
Other Stuff
One Show
LIA
Clios

Patents

Awesomeness (according to my mom)

Doug Burnett

Chief Good Officer @ Buena
United States

Summary

Doug Burnett's purpose in life is to use big ideas to make good causes famous. His work has been featured in almost every major news outlet and has won over 80 industry awards, including top 25 art director in the world by the One Show and 2-time Webby Best Cause Campaign of the Year. He's created work for clients including the World Wildlife Foundation, Samsung, Allstate, Sprint, Coca-Cola, McDonald's, Kraft, Kellogg's, and the Human Rights Foundation.

Doug is the founder of Buena, the good cause creative agency.

He's helped smuggle the internet to over a million North Koreans, built a legal defense fund for lemonade stand kids, raised $13M for a polar bear arctic refuge, sawed sofas in half to bring strangers together, built a fake toilet paper company, and been praised by the Obama administration for an innovative solution to inspiring more organ donation.

His cause-based installation art work has appeared in a Tate-curated gallery, the London Design Museum, and the Museums Quartier in Vienna.

Together with his wife, Doug has introduced two aliens to Earth, who so far seem to think it's a pretty awesome place. They completed a one-year trip around the world, staying in countries one month at a time.

Doug also writes about himself in the 3rd person.

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Experience

Buena
Founder / Chief Good Officer
March 2016 - Present (9 years 3 months)
Portland, Oregon Area

I run a Cannes-winning ad agency with a swat team focused on one goal: making good causes famous. Buena is a creative agency for nonprofits and mission driven companies. We create big idea campaigns to get people's attention to inspire them to take action, often without a media budget. (http://buena.org)

Sphere (Our Sphere, Inc.)
Chief Creative Officer
February 2021 - Present (4 years 4 months)

Fighting climate change through the first 401(k) fund that doesn't invest in fossil fuel companies. We bring fossil companies to the climate change negotiation table by divesting billions of dollars away from them.

One Tree Planted
Interim Director of Marketing
February 2022 - August 2022 (7 months)

I ran a marketing team of tree-planting change makers. We used big ideas and story telling to inspire companies and people across the world to join us.

Human Rights Foundation
Creative Director
March 2016 - February 2022 (6 years)

I creative directed the Flash Drives for Freedom campaign, helping to smuggle the outside world into North Korea on donated USB drives (http://flashdrivesforfreedom.org), as well as other human rights building campaigns.

Leo Burnett
Associate Creative Director
March 2011 - March 2018 (7 years 1 month)
Chicago

Created award-winning ad campaigns, managed clients, and lead teams for clients including Coca-Cola, Samsung, McDonald's, Kellogg's, Kraft, World Wildlife Fund, Nintendo, Planters, Always, Facebook, Peace One Day, Canon, Kashi, Walmart, Sprite, Sprint, Allstate, Brooks, and GMC.

Nike, L'Oreal, Playstation, International Red Cross, and NASA
Freelance Art Director
January 2005 - February 2011 (6 years 2 months)

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Education

Brigham Young University

BA, Advertising · (September 2005 - June 2008)

Rochester Institute of Technology

Master of Fine Arts, Design · (September 2009 - June 2011)